Exhibit 99.90

PROTECH CONTINUES RAPID EXPANSION WITH OPENING OF TWO NEW LOCATIONS
FOCUSED ON RESPIRATORY THERAPY PRODUCTS AND SERVICES

ACCELERATING SCALE BY EXPANDING GEOGRAPHICAL OPERATING FOOTPRINT WITH NEW
LOCATION IN FLORIDA AND NEW HAMPSHIRE

Cincinnati, Ohio – March 16, 2021 – Protech Home Medical Corp. (“Protech” or the “Company”) (TSXV:PTQ; OTCQX:PTQQF), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is pleased to announce that it has accelerated its organic growth initiatives with the opening of a new location in Daytona Beach, Florida and Concord, New Hampshire.

Location Details

The Company has opened a new location in Daytona Beach, Florida, which is expected to boost its ongoing early expansion efforts in the State. The new location in Daytona Beach will have a heavily respiratory weighted product mix which is expected to help the Company reach surrounding areas at an accelerated pace, as well as cut down on logistical costs. On February 2, 2021, the Company acquired Mayhugh’s Medical Equipment (“MME”) in Jacksonville, Florida to begin building a foundation poised for growth in the new State. MME added 10,000 active patients to Protech’s patient population, and the Company is well into the integration process. The Company’s plan continues to be to utilize its existing highly scalable infrastructure to grow the patient base and anticipates adding additional locations either through organic opportunities such as Daytona Beach or through inorganic opportunities that may present themselves.

The Company has also opened a new location in Concord, New Hampshire. Concord is the Capital of New Hampshire and allows Protech to further penetrate the State and surrounding regions. The location will have a heavily weighted respiratory product mix and leverage the infrastructure on the ground in New Hampshire to quickly scale.

Protech expects to derive strong revenue synergies from the initiative of opening new locations organically and will continue to implement its high touch service model in both new locations.

The Company is pleased to share the following current financial and operating metrics. Please note these metrics do not include potential future acquisitions or ongoing organic growth initiatives:

•	Run-Rate Revenue of USD$100-$105 million
•	120,000 current active patients
•	17,000 unique referrals
•	51 locations across 11 U.S. States

Management Commentary

“With the addition of new locations in Florida and New Hampshire we continue our aggressive path of scaling our business. We believe coupling organic initiatives such as strategically opening new locations, combined with our robust acquisition plans has significantly widened our aperture of opportunity for our business,” said Greg Crawford, Chairman and CEO of Protech. “Our patient centric model leveraging our interconnected healthcare platform is providing us much opportunity to gain market share and this is just the beginning for us. We have additional plans to increase our footprint in current markets as well as adding new markets in our pursuit of becoming a leading national provider of respiratory therapy products and services in the home. Moreover, we must ensure our brand aligns with our mission, ensuring we are building strong brand equity to further accelerate organic growth opportunities, and we expect to have more to share on this front in the near future. Finally, we are incredibly excited about our deep pipeline of potential acquisition targets, which we expect to be very busy in the near term and look forward to updating shareholders when appropriate.”

ABOUT PROTECH HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: the Company expecting its new Daytona Beach location to boost its ongoing early expansion efforts in Florida and helping the Company reach surrounding areas at an accelerated pace, as well as cut down on logistical costs; the Company anticipating to add additional locations either through organic opportunities or through inorganic opportunities; the Company expecting to derive strong revenue synergies from new locations organically; the Company’s plans to increase its footprint in current markets as well as adding new markets; the Company expecting to have further news on organic growth opportunities in the near future; and the Company expecting to be busy with new acquisitions in the near term; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Protech Home Medical Corp.

859-300-6455

cole.stevens@myphm.com

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com